Docebo Reports Fourth Quarter and Fiscal Year 2025 Results

TORONTO, ONTARIO - February 27, 2026 - Docebo Inc. (NASDAQ: DCBO; TSX:DCBO) (“Docebo” or the “Company”), a leading learning platform provider with a foundation in artificial intelligence (AI) and innovation, announced financial results for the three months and fiscal year ended December 31, 2025. All amounts are expressed in US dollars unless otherwise stated.

"Q4 was one of Docebo's strongest quarters on record, with gross bookings performance being the strongest since 2021 and Adjusted EBITDA margins reaching 21.2%, both reflecting the compounding payoff of the AI-First strategy we've been executing against," said Alessio Artuffo, President and CEO of Docebo. "The caliber of enterprise customers who chose Docebo this quarter, validates that we are winning where it matters most. With 365Talents, we enter 2026 as a true multi-product company, closing the loop between skills intelligence and learning execution for our customers. We are not reacting to the AI moment, we have been building for it."

Fourth Quarter 2025 Financial Highlights
•Subscription revenue of $59.1 million, an increase of 9% from the comparative period in the prior year, represented 94% of total revenue.
•Subscription revenue increased by 7% after adjusting for the positive impact of approximately 2 percentage points resulting from the weakening of the U.S. dollar relative to foreign currencies.
•Total revenue of $63.0 million, an increase of 11% from the comparative period in the prior year.
•Total revenue increased by 9% after adjusting for the positive impact of approximately 2 percentage points given the weakening of the U.S. dollar relative to foreign currencies.
•Gross profit of $50.3 million, an increase of 8% from the comparative period in the prior year, represented 79.8% of revenue compared to 81.3% of revenue for the comparative period in the prior year.
•Net income of $26.9 million, or $0.93 per share, compared to net income of $11.9 million, or $0.39 per share for the comparative period in the prior year.
•Adjusted Net Income1 of $13.3 million, or Adjusted Earnings per share of $0.46, compared to Adjusted Net Income of $8.7 million, or Adjusted Earnings per share of $0.29, for the comparative period in the prior year.
•ARR was $238.1 million, an increase of 8.4% from the comparative period in the prior year. ARR was positively impacted in the quarter by $0.1 million due to the effects of foreign exchange.
•Our largest OEM customer represented 4.4% of ARR as at December 31, 2025, compared to 9.5% as at December 31, 2024.
•Excluding our largest OEM customer and after adjusting for the above noted positive impact due to the effects of foreign exchange, ARR increased by approximately 12.5% from the comparative period in the prior year.
•Adjusted EBITDA1 of $13.3 million, representing 21.2% of total revenue, compared to $9.5 million, representing 16.7% of total revenue, for the comparative period in the prior year.
•Cash flow from operating activities of $8.7 million, compared to $9.7 million for the comparative period in the prior year.
•Free Cash Flow1 of $12.3 million, representing 19.6% of total revenue for the three months ended December 31, 2025, compared to $10.1 million, representing 17.7% of total revenue, for the comparative period in the prior year.

Fourth Quarter 2025 Customer Updates
•Notable new customer wins include a leading U.S.-based casual dining company operating more than 800 restaurants across 11 countries. The company selected Docebo over its incumbent HCM provider and another competitor to modernize its global learning and development infrastructure, centralizing onboarding, operational training, leadership development, and compliance on a single, scalable platform. By enabling mobile-first access for frontline employees, the organization aims to accelerate speed to proficiency and drive a consistent guest experience across its locations worldwide.
•Following a competitive evaluation process, a global quick-service restaurant leader serving millions of guests daily across more than 35,000 locations worldwide selected Docebo to modernize and scale its global franchisee training platform, with a focus on frontline restaurant employees. This win underscores Docebo’s strength in the quick-service restaurant sector and highlights the power of our extended enterprise capabilities in supporting large, distributed franchise networks with standardized, high-impact learning at scale.
•A global leader in AI-powered logistics and planning platform technology, selected Docebo through a competitive RFP process to replace its incumbent LMS and unify sales enablement with customer and partner education on a single platform. The company chose Docebo for our scalability, flexible e-commerce, built-in integrations, AI automation, and ability to measure learning ROI, reinforcing our strength in complex, global SaaS environments.
•A European-based multinational engineering and design software provider with nearly 50,000 employees, selected Docebo after a nearly three-year RFI, RFP, and proof-of-concept process to replace its internally developed LMS. In a highly competitive evaluation, we prevailed over a legacy provider to unify Sales Enablement with Customer Support, Professional Services, and Engineering Enablement on a single enterprise platform.
•A major U.S. financial services regulator overseeing U.S. broker-dealers, selected Docebo to modernize and unify its learning ecosystem. Working with a partner, Docebo replaced a legacy solution to centralize the organization’s complex internal training requirements. The decision was driven by Docebo’s robust product roadmap that addresses AI innovation, user experience, and advanced analytics, reinforcing Docebo’s strength in supporting highly regulated, mission-critical organizations at scale.
•In Q4, Docebo’s Public Sector team secured a notable win with Miami-Dade and expanded its footprint within the Department of War Cyber Crime Center (DC3) Cyber Training Academy in partnership with Deloitte. These engagements reflect continued traction across Federal and SLED markets as government agencies advance workforce modernization initiatives.

Update on Substantial Issuer Bid

The Company also announced today, in accordance with U.S. securities laws, that it has waived the “share price condition” related to its previously announced substantial issuer bid (the “Offer”) under which the Company has offered to repurchase for cancellation up to US$60,000,000 of its outstanding common shares (“Common Shares”) at a price of US$20.40 per Common Share.

The Offer provides that the Company shall not be required to accept for purchase any deposited Common Shares, and may withdraw, terminate, extend, vary or cancel the Offer if, at any time there shall have occurred a decrease in excess of 10% of the market price of the Common Shares on the TSX or Nasdaq Global Select Market measured from the close of business on February 1, 2026. Notwithstanding that this has occurred, the Company remains committed to the Offer, as it believes that the current trading price of the Common Shares is not fully reflective of the value of the Company’s business and future prospects. All other terms and conditions of the Offer remain unchanged, and the Company and the Board continue to believe that the Offer is in the best interests of the Company and represents a desirable use of a portion of its existing liquidity.

The Offer will expire on March 10, 2026, unless extended, varied or withdrawn. Further details regarding the Offer can be found in the Company’s Offer to Purchase and Circular dated February 1, 2026, which are available free of charge under the Company’s SEDAR+ profile at www.sedarplus.ca and on EDGAR at www.sec.gov. Shareholders who wish to deposit Common Shares under the Offer and who hold Common Shares registered in the name of an investment dealer, stock broker, bank, trust company or other nominee, should immediately contact their nominee in order to take the necessary steps to be able to deposit the Common Shares held under the Offer.

The foregoing is for informational purposes only and does not constitute an offer to buy or the solicitation of an offer to sell Common Shares. The solicitation and the offer to buy Common Shares will only be made pursuant to the Offer documents, which have been filed with the applicable securities regulators in Canada and the United States.

1 Please refer to “Non-IFRS Measures and Reconciliation of Non-IFRS Measures” section of this press release.

Financial Outlook

Docebo is providing financial guidance for the three months ending March 31, 2026 as follows:

•Total revenue between $63.5 million and $63.7 million
•Adjusted EBITDA between $10.3 million to $10.5 million

Management expects subscription revenue to be in line with total revenue growth.

Docebo is providing financial guidance for the fiscal year ending December 31, 2026 as follows:

•Subscription revenue between $251.5 million and $253.5 million
•Total revenue between $267.5 million and $269.5 million
•Adjusted EBITDA between $52.5 million and $54.5 million

The information in this section is forward-looking. Please see the sections entitled “Non-IFRS Measures and Reconciliation of Non-IFRS Measures” and “Key Performance Indicators” in this press release for how we define “Adjusted EBITDA” and the section entitled “Forward-Looking Information.” A reconciliation of forward-looking “Adjusted EBITDA” to the most directly comparable IFRS measure is not available without unreasonable effort, as certain items cannot be reasonably predicted because of their high variability, complexity and low visibility. Docebo believes that this type of guidance provides useful insight into the anticipated performance of its business.

Fourth Quarter and Fiscal Year 2025 Results
Selected Financial Measures

	Three months ended December 31,				Fiscal year ended December 31,
	2025	2024	Change	Change	2025	2024	Change	Change
	$	$	$	%	$	$	$	%
Subscription Revenue (in thousands of US dollars)	59,082	53,976	5,106	9.5%	228,377	204,302	24,075	11.8%
Professional Services (in thousands of US dollars)	3,955	3,065	890	29.0%	14,310	12,629	1,681	13.3%
Total Revenue (in thousands of US dollars)	63,037	57,041	5,996	10.5%	242,687	216,931	25,756	11.9%

Gross Profit (in thousands of US dollars)	50,297	46,391	3,906	8.4%	194,836	175,636	19,200	10.9%
Percentage of Total Revenue	79.8%	81.3%			80.3%	81.0%

Net Income (in thousands of US dollars)	26,853	11,910	14,943	125.5%	37,512	26,736	10,776	40.3%
Earnings per Share - Basic	0.93	0.39	0.54	138.5%	1.31	0.88	0.43	48.9%
Earnings per Share - Diluted	0.91	0.38	0.53	139.5%	1.28	0.86	0.42	48.8%

Cash Provided by Operating Activities (in thousands of US dollars)	8,691	9,727	(1,036)	(10.7)%	28,173	29,249	(1,076)	(3.7)%

Key Performance Indicators and Non-IFRS Measures

	As at December 31,
	2025	2024	Change	Change %
Annual Recurring Revenue (in millions of US dollars)	238.1	219.7	18.4	8.4%
Average Contract Value (in thousands of US dollars)	66.5	55.2	11.3	20.5%
Net Dollar Retention Rate	99%	100%	(1)%	(1)%

	Three months ended December 31,				Fiscal year ended December 31,
	2025	2024	Change	Change	2025	2024	Change	Change
	$	$	$	%	$	$	$	%
Adjusted EBITDA (in thousands of US dollars)	13,341	9,515	3,826	40.2%	43,891	33,616	10,275	30.6%
Adjusted Net Income (in thousands of US dollars)	13,260	8,658	4,602	53.2%	40,570	32,116	8,454	26.3%
Adjusted Earnings per Share - Basic	0.46	0.29	0.17	58.6%	1.41	1.06	0.35	33.0%
Adjusted Earnings per Share - Diluted	0.45	0.28	0.17	60.7%	1.38	1.04	0.34	32.7%
Working Capital (in thousands of US dollars)	18,650	19,485	(835)	(4.3)%	18,650	19,485	(835)	(4.3)%
Free Cash Flow (in thousands of US dollars)	12,341	10,109	2,232	22.1%	38,377	32,286	6,091	18.9%

Conference Call

Management will host a conference call on Friday, February 27, 2026 at 8:00 am ET to discuss these fourth quarter and fiscal year results. To access the conference call, please dial +1-646-960-0169 or +1-888-440-6849 or access the webcast at
https://docebo.inc/events-and-presentations/default.aspx. The Company will post Prepared Management Remarks (in .pdf format) regarding its Q4 2025 results, which will be the subject of this call, on the Investor Relations section of Docebo’s website at https://investors.docebo.com.

The consolidated financial statements for the fiscal year ended December 31, 2025 and Management’s Discussion & Analysis for the same period have been filed on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Alternatively, these documents along with a presentation in connection with the conference call can be accessed online at https://investors.docebo.com.

An archived recording of the conference call will be available until March 6, 2026 and for 90 days on our website. To listen to the recording, please visit the webcast link which can be found on Docebo’s investor relations website at https://docebo.inc/events-and-presentations/default.aspx or call +1-609-800-9909 or +1-800-770-2030 and enter passcode 8722408#.

Forward-Looking Information

This press release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) within the meaning of applicable securities laws.

In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects”, “is expected”, “an opportunity exists”, “budget”, “scheduled”, “estimates”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates”, “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or, “will”, “occur” or “be achieved”, and similar words or the negative of these terms and similar terminology. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events or circumstances.

This forward-looking information in this press release includes, but is not limited to, statements regarding the Company’s business; the guidance for the three months ended March 31, 2026 in respect of total revenue, Adjusted EBITDA and subscription revenue and fiscal year ended December 31, 2025 in respect of total revenue, Adjusted EBITDA and subscription revenue discussed under “Financial Outlook” in this press release; the impact of AI on our business; our AI Workforce Readiness Platform; impact of the addition of 365Talents on our business; future financial position and business strategy; the learning management industry; our growth rates and growth strategies; addressable markets for our solutions; the achievement of advances in and expansion of our platform; expectations regarding our revenue and the revenue generation potential of our platform and other products; our business plans and strategies; expectations regarding increasing adoption of Docebo’s AI First learning platform across the public sector; and our competitive position in our industry (including the government and education sectors). This forward-looking information is based on our opinions, estimates and assumptions in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances. Despite a careful process to prepare and review the forward-looking information, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. Certain assumptions include: our ability to build our market share and enter new markets and industry verticals; our ability to attract and retain key personnel; our ability to maintain and expand geographic scope; our ability to execute on our expansion plans, including, but not limited to, our ability to build an AI Workforce Readiness Platform and expand upon AI components of our platform generally; success of 365Talents and our ability to integrate 365Talents products with our own; our ability to continue investing in infrastructure to support our growth; our ability to obtain and maintain existing financing on acceptable terms; our ability to execute on profitability initiatives; our ability to maintain the authorization required for use of our platform across the public sector; currency exchange and interest rates; the impact of inflation and global macroeconomic conditions; the impact of competition; our ability to respond to the changes and trends in our industry or the global economy; and the changes in laws, rules, regulations, and global standards are material factors made in preparing forward-looking information and management’s expectations.

Forward-looking information is necessarily based on a number of opinions, estimates and assumptions that, while considered by the Company to be appropriate and reasonable as of the date of this press release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to:

•the Company’s ability to execute its growth strategies;
•the impact of changing conditions in the global corporate e-learning market;
•increasing competition in the global corporate e-learning market in which the Company operates;
•fluctuations in currency exchange rates and volatility in financial markets;
•changes in the attitudes, financial condition and demand of our target market;
•the Company’s ability to operate its business and effectively manage its growth under evolving macroeconomic conditions, such as high inflation and recessionary environments;
•developments and changes in applicable laws and regulations;
•fluctuations in the length and complexity of the sales cycle for our platform, especially for sales to larger enterprises;
•issues in the use of AI in our platform and potential resulting reputational harm or liability; and
•such other factors discussed in greater detail under the “Risk Factors” section of our Annual Information Form dated February 26, 2026 (“AIF”), which is available under our profile on SEDAR+ at www.sedarplus.ca.

Our guidance for the three months ending March 31, 2026 in respect of total revenue, Adjusted EBITDA and subscription revenue and for the fiscal year ending December 31, 2026 in respect of total revenue, Adjusted EBITDA and subscription revenue, is in each case subject to certain assumptions and associated risks as stated above under this “Forward-Looking Information,” section and in particular the following:
•foreign exchange rates remain consistent with those in effect as at December 31, 2025;
•macro-economic conditions will be generally consistent with those experienced in 2025;
•2026 revenue from our largest original equipment manufacturer customer will be approximately 3-4% of 2026 total revenue and 2026 revenue from our recent acquisition of 365Talents will be approximately US$9,000,000;
•we will not close any new individual customer contracts or deals with Annual Recurring Revenue greater than US$1,000,000 in 2026;
•we will maintain our customer retention levels, and specifically, that our customers will renew contractual commitments on a periodic basis as those commitments come up for renewal, at rates not materially inconsistent with our historical experience; and
•with respect to Adjusted EBITDA, we will contain expense levels while expanding our business.

If any of these risks or uncertainties materialize, or if the opinions, estimates or assumptions underlying the forward-looking information prove incorrect, actual results or future events might vary materially from those anticipated in the forward-looking information. The opinions, estimates or assumptions referred to above and described in greater detail in the “Summary of Factors Affecting our Performance” section of our MD&A for the fiscal year ended December 31, 2025 and in the “Risk Factors” section of our AIF, should be considered carefully by prospective investors.

Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. No forward-looking statement is a guarantee of future results. Accordingly, you should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this press release represents our expectations as of the date specified herein, and are subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required under applicable securities laws.

All of the forward-looking information contained in this press release is expressly qualified by the foregoing cautionary statements.

Additional information relating to Docebo, including our AIF, can be found on SEDAR+ at www.sedarplus.ca.

About Docebo

Docebo is redefining the way enterprises leverage technology to create and manage content, deliver training, and measure the business impact of their learning programs. With Docebo’s end-to-end learning platform, organizations worldwide are equipped to deliver scaled, personalized learning across all their audiences and use cases, driving growth and powering their business.

For further information, please contact:

Mike McCarthy
Vice President - Investor Relations
(214) 830-0641
mike.mccarthy@docebo.com

Results of Operations

The following table outlines our consolidated statements of income and comprehensive income for the following periods:

	Three months ended December 31,		Fiscal year ended December 31,
(In thousands of US dollars, except per share data)	2025	2024	2025	2024
	$	$	$	$
Revenue	63,037	57,041	242,687	216,931
Cost of revenue	12,740	10,650	47,851	41,295
Gross profit	50,297	46,391	194,836	175,636

Operating expenses
General and administrative	8,407	7,874	34,699	32,589
Sales and marketing	18,006	18,431	76,354	69,518
Research and development	12,113	11,577	50,120	43,908
Share-based compensation	1,551	1,660	5,998	7,330
Foreign exchange loss (gain)	82	(1,841)	1,243	(2,385)
Depreciation and amortization	798	865	3,186	3,384
	40,957	38,566	171,600	154,344
Operating income	9,340	7,825	23,236	21,292

Finance income, net	181	(565)	(1,207)	(2,404)
Other (income) loss	—	(1)	(2)	(17)
Income before income taxes	9,159	8,391	24,445	23,713

Income tax (recovery) expense	(17,694)	(3,519)	(13,067)	(3,023)

Net income	26,853	11,910	37,512	26,736

Other comprehensive income
Item that may be reclassified subsequently to income:
Exchange (gain) loss on translation of foreign operations	(388)	2,804	(1,460)	3,387
Item not subsequently reclassified to income:
Actuarial gain	(388)	(58)	(388)	(58)
	(776)	2,746	(1,848)	3,329

Comprehensive income	27,629	9,164	39,360	23,407

Earnings per share - basic	0.93	0.39	1.31	0.88
Earnings per share - diluted	0.91	0.38	1.28	0.86
Weighted average number of common shares outstanding - basic	28,728,565	30,217,283	28,694,635	30,273,036
Weighted average number of common shares outstanding - diluted	29,415,750	30,944,952	29,373,031	30,989,537

Key Statement of Financial Position Information

(In thousands of US dollars, except percentages)	December 31, 2025	December 31, 2024	Change	Change
	$	$	$	%
Cash and cash equivalents	74,037	92,540	(18,503)	(20.0)%
Total assets	206,647	190,713	15,934	8.4%
Total liabilities	132,556	132,952	(396)	(0.3)%
Total long-term liabilities	8,757	4,350	4,407	101.3%

Non-IFRS Measures and Reconciliation of Non-IFRS Measures

This press release makes reference to certain non-IFRS measures including key performance indicators used by management and typically used by our competitors in the SaaS industry. These measures are not recognized measures under IFRS and do not have a standardized meaning prescribed by IFRS and are therefore not necessarily comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of our results of operations from management’s perspective. Accordingly, these measures should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. These non-IFRS measures are used to provide investors with alternative measures of our operating performance and liquidity and thus highlight trends in our business that may not otherwise be apparent when relying solely on IFRS measures. We also believe that securities analysts, investors and other interested parties frequently use non-IFRS measures, including SaaS industry metrics, in the evaluation of companies in the SaaS industry. Management also uses non-IFRS measures to facilitate operating performance comparisons from period to period, the preparation of annual operating budgets and forecasts and to determine components of executive compensation. The non-IFRS measures referred to in this press release include “Annual Recurring Revenue”, “Average Contract Value”, “Adjusted EBITDA”, “Adjusted Net Income”, “Adjusted Earnings per Share - Basic and Diluted”, “Working Capital” and “Free Cash Flow”.

Key Performance Indicators

We recognize subscription revenues ratably over the term of the subscription period under the provisions of our agreements with customers. The terms of our agreements, combined with high customer retention rates, provides us with a significant degree of visibility into our near-term revenues. Management uses a number of metrics, including the ones identified below, to measure the Company’s performance and customer trends, which are used to prepare financial plans and shape future strategy. Our key performance indicators may be calculated in a manner different than similar key performance indicators used by other companies.

•Annual Recurring Revenue: We define Annual Recurring Revenue as the annualized equivalent value of the subscription revenue of all existing contracts (including Original Equipment Manufacturer contracts) as at the date being measured, excluding non-recurring revenues from implementation, support and maintenance fees. Our customers generally enter into annual or multi-year contracts which are non-cancellable or cancellable with penalty. Accordingly, our calculation of Annual Recurring Revenue assumes that customers will renew the contractual commitments on a periodic basis as those commitments come up for renewal. Subscription agreements may be subject to price increases upon renewal reflecting both inflationary increases and the additional value provided by our solutions. In addition to the expected increase in subscription revenue from price increases over time, existing customers may subscribe for additional features, learners or services during the term. We believe that this measure provides a fair real-time measure of performance in a subscription-based environment. Annual Recurring Revenue provides us with visibility for consistent and predictable growth to our cash flows. Our strong total revenue growth coupled with increasing Annual

Recurring Revenue indicates the continued strength in the expansion of our business and will continue to be our focus on a go-forward basis.

•Average Contract Value: Average Contract Value is calculated as total Annual Recurring Revenue divided by the number of active customers.

Annual Recurring Revenue and Average Contract Value as at December 31, 2025 and 2024 were as follows:

	2025	2024	Change	Change %
Annual Recurring Revenue (in millions of US dollars)	238.1	219.7	18.4	8.4%
Average Contract Value (in thousands of US dollars)	66.5	55.2	11.3	20.5%

Adjusted EBITDA

Adjusted EBITDA is defined as net income excluding net finance income, depreciation and amortization, income taxes, share-based compensation and related payroll taxes, other income, foreign exchange gains and losses, acquisition related compensation, transaction related expenses and restructuring costs, if any.

The IFRS measure most directly comparable to Adjusted EBITDA presented in our financial statements is net income.

The following table reconciles Adjusted EBITDA to net income for the periods indicated:

	Three months ended December 31,		Fiscal year ended December 31,
(In thousands of US dollars)	2025	2024	2025	2024
	$	$	$	$
Net income	26,853	11,910	37,512	26,736
Finance income, net(1)	181	(565)	(1,207)	(2,404)
Depreciation and amortization(2)	798	865	3,186	3,384
Income tax (recovery) expense	(17,694)	(3,519)	(13,067)	(3,023)
Share-based compensation(3)	1,551	1,660	5,998	7,330
Other income(4)	—	(1)	(2)	(17)
Foreign exchange loss (gain)(5)	82	(1,841)	1,243	(2,385)
Acquisition related compensation(6)	1,316	1,006	4,390	3,995
Transaction related expenses(7)	177	—	647	—
Restructuring(8)	77	—	5,191	—
Adjusted EBITDA	13,341	9,515	43,891	33,616
Adjusted EBITDA as a percentage of total revenue	21.2%	16.7%	18.1%	15.5%

(1)Finance income, net, is primarily related to interest income earned on cash and cash equivalents as the funds are invested in highly liquid short-term interest-bearing marketable securities which is offset by interest expenses incurred on lease obligations, and contingent consideration as well as bank fees and other expenses.

(2)Depreciation and amortization expense is primarily related to depreciation expense on right-of-use assets, property and equipment and acquired intangible assets.

(3)These expenses represent non-cash expenditures recognized in connection with the issuance of share-based compensation to our employees and directors and cash payroll taxes paid on gains earned by option holders when stock options are exercised.

(4)Other income, net is primarily comprised of rental income from subleasing office space.

(5)These non-cash gains and losses relate to foreign exchange translation.

(6)These costs represent the earn-out portion of the consideration paid to the vendors of previously acquired businesses that is associated with the achievement of certain acquisition related performance and other obligations.

(7)These expenses relate to professional, legal, consulting, accounting and other fees related to acquisition activities that would otherwise have not been incurred and are not considered an expense indicative of continuing operations.

(8)    There was a reduction in workforce during 2025 that resulted in severance payments to employees.

Adjusted Net Income and Adjusted Earnings per Share - Basic and Diluted

Adjusted Net Income is defined as net income excluding amortization of intangible assets, share-based compensation and related payroll taxes, acquisition related compensation, transaction related expenses, restructuring costs, foreign exchange gains and losses, and income taxes.

Adjusted Earnings per share - basic and diluted is defined as Adjusted Net Income divided by the weighted average number of common shares (basic and diluted).

The IFRS measure most directly comparable to Adjusted Net Income presented in our financial statements is net income.

The following table reconciles net income to Adjusted Net Income for the periods indicated:

	Three months ended December 31,		Fiscal year ended December 31,
(In thousands of US dollars)	2025	2024	2025	2024
	$	$	$	$
Net income for the period	26,853	11,910	37,512	26,736
Amortization of intangible assets	161	172	689	693
Share-based compensation	1,551	1,660	5,998	7,330
Acquisition related compensation	1,316	1,006	4,390	3,995
Transaction related expenses	177	—	647	—
Restructuring	77	—	5,191	—
Foreign exchange loss (gain)	82	(1,841)	1,243	(2,385)
Deferred income tax expense (recovery)	(16,957)	(4,249)	(15,100)	(4,253)
Adjusted net income	13,260	8,658	40,570	32,116

Weighted average number of common shares - basic	28,728,565	30,217,283	28,694,635	30,273,036
Weighted average number of common shares - diluted	29,415,750	30,944,952	29,373,031	30,989,537
Adjusted earnings per share - basic	0.46	0.29	1.41	1.06
Adjusted earnings per share - diluted	0.45	0.28	1.38	1.04

Working Capital

Working Capital as at December 31, 2025 and 2024 was $18.7 million and $19.5 million, respectively. Working Capital is defined as current assets, excluding the current portion of the net investment in finance lease and contract costs, minus current liabilities, excluding borrowings, if any, and the current portion of contingent consideration and lease obligations. The decrease in working capital from December 31, 2024 to December 31, 2025 was driven by the use of cash and cash equivalents to purchase shares under the NCIB. Working Capital is not a recognized measure under IFRS.

The following table represents the Company’s working capital position as at December 31, 2025 and 2024:

	2025	2024
	$	$
Current assets	151,524	154,241
Less: Current portion of net investment in finance lease	0	(43)
Less: Current portion of contract costs	(9,696)	(7,452)
Current assets, net of net investment in finance lease and contract costs	141,828	146,746

Current liabilities	123,799	128,602
Less: Current portion of lease obligations	(621)	(1,341)
Current liabilities, net of lease obligations	123,178	127,261
Working capital	18,650	19,485

Free Cash Flow

Free Cash Flow is defined as cash flows from operating activities less cash used for purchases of property and equipment and capitalized internal-use software costs, plus non-recurring expenditures such as the payment of acquisition-related compensation, the payment of transaction-related costs, and the payment of restructuring costs. Free Cash Flow is not a recognized measure under IFRS. The IFRS measure most directly comparable to Free Cash Flow presented in our financial statements is cash flow from operating activities.

The following table reconciles our cash flows from operating activities to Free Cash Flow for the periods indicated:

	Three months ended December 31,		Fiscal year ended December 31,
(In thousands of US dollars)	2025	2024	2025	2024
	$	$	$	$
Cash flow from operating activities	8,691	9,727	28,173	29,249
Purchases of property and equipment	(172)	(287)	(981)	(1,245)
Acquisition related compensation paid	3,545	669	6,235	3,976
Transaction related expenses paid	9	—	546	306
Restructuring costs paid	268	—	4,404	—
Free cash flow	12,341	10,109	38,377	32,286
Free cash flow as a percentage of total revenue	19.6%	17.7%	15.8%	14.9%